UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-52037

(Check one):	☐	Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:  June 30, 2010

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the transition period ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NURX PHARMACEUTICALS, INC.

Full Name of Registrant

Former Name if Applicable

c/o Aubade Creative, 501 Santa Monica Boulevard, Suite 600

Address of Principal Executive Office (Street and Number)

Santa Monica, CA  90401

City, State, and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed period.  (Attach extra sheets if needed):

The Registrant is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2010 without unreasonable effort or expense because the Registrant requires additional time to evaluate results and disclosure requirements for operations of 50% owned joint venture whose financial statements are prepared by joint venture partner.

PART IV — OTHER INFORMATION

(1)            Name and telephone number of person to contact in regard to this notification

Steven Gershick, CFO                                                                     949                                    433-7402

                (Name)                                                                    (Area Code)                      (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).      Yes ☒No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                          Yes☒No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has a 50% ownership interest in a joint venture which was formed July 30, 2009 and, accordingly, not included in corresponding period for the last fiscal year.  In addition, certain of the Registrant’s drug development activities included in the corresponding period of the last fiscal year were terminated in January 2010.

NuRx Pharmaceuticals, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 16, 2010	By:	/s/ Steven Gershick, CFO